UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34962G109

(CUSIP Number)

Paul A. Wagner, Ph.D.

President and Chief Executive Officer

Forte Biosciences, Inc.

1124 W Carson Street

MRL Building 3-320

Torrance, CA 90502

(310) 618-6994

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 34962G109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul A. Wagner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,272,049
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,272,049
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

The securities to which this Schedule 13D (this “Statement”) relates are the Common Stock, par value $0.001 per share (the “Common Stock”), of Forte Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1124 W Carson Street, MRL Building 3-320, Torrance, CA 90502.

Item 2.	Identity and Background

(a)	The Statement is filed by Paul A. Wagner, Ph.D. Dr. Wagner is referred to as the “Reporting Person”.

(b)	The business address of the Reporting Person is 1124 W Carson Street, MRL Building 3-320, Torrance, CA 90502.

(c)	The Reporting Person is the President, Chief Executive Officer and Secretary and a member of the Board of Directors of the Issuer (the “Board”).

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On June 15, 2020 (the “Closing Date”), pursuant to an Agreement and Plan of Merger and Reorganization, dated February 19, 2020, as amended on May 11, 2020, between the Issuer (then known as Tocagen Inc.), Forte Subsidiary, Inc. (then known as Forte Biosciences, Inc.) (“Forte”) and Telluride Merger Sub, Inc. (“Merger Sub”), the holders of Forte capital stock exchanged all of their outstanding shares for shares of Issuer common stock, resulting in Forte becoming a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the closing of the Merger, the Issuer changed its name to “Forte Biosciences, Inc.” In connection with the Merger, the Reporting Person acquired 2,272,049 shares of Common Stock.

Item 4.	Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference. The Merger resulted in the Issuer becoming a clinical-stage biopharmaceutical company focused on advancing Forte’s clinical program and developing a live biotherapeutic for the treatment of inflammatory skin diseases, particularly for pediatric atopic dermatitis patients, as well as a change in the Board and management of the Issuer.

Following the Merger, the Reporting Person is the Chief Executive Officer and a member of the Board of the Issuer. In these capacities, the Reporting Person takes, and will continue to take, an active role in the Issuer’s management and strategic direction. Subject to the factors discussed below, applicable law and the policies of the Issuer, the Reporting Person may from time to time purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions or exercises of stock options, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action the Reporting Person deems to be in his best interests, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Person intends to review on a continuing basis various factors relating to his investment in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Person, the Reporting Person’s general investment and trading practices, market conditions, estate planning considerations or other factors. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

Except as set forth herein and other than in the Reporting Person’s capacity as a director or officer of the Issuer, the Reporting Person does have any present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (j); provided that the Reporting Person may, at any time and subject to applicable law and the policies of the Issuer, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described above and may hold discussions with or make proposals to management, the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of 2,272,049 shares of Common Stock, representing 21.04% of the Common Stock outstanding as of the closing of the Merger.

(b)	The Reporting Person has:

Sole power to vote or to direct vote: 2,272,049 shares

Shared power to vote or to direct the vote: 0 shares

Sole power to dispose or to direct the disposition of: 2,272,049 shares

Shared power to dispose or to direct the disposition of: 0 shares

(c)	Except as disclosed elsewhere in this Statement (including the Merger) the Reporting Person has had no transactions in the Issuer’s securities during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

In connection with the signing of the Merger Agreement, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, pursuant to which the Reporting Person has agreed not to, except in limited circumstances, transfer or dispose of, any shares of the Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of the Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of stock options, for a period of 180 days after the Closing Date.

In December 2018, Forte granted the Reporting Person a stock option award (the “Option”) covering 2,250,000 shares of Forte’s common stock in connection with his continued employment as Forte’s President and Chief Executive Officer. The Option was granted under the Forte equity incentive plan and a stock option agreement, and had a per share exercise price equal to $0.18, the fair market value of Forte’s common stock on the date of grant of the Option. Dr. Wagner exercised 250,000 of the shares subject to the Option in March 2020. Upon the closing of the Merger, pursuant to the terms of the Merger Agreement, the Issuer assumed the remaining outstanding and unexercised options to purchase shares of Forte capital stock, including the Option, all of which were converted into options to purchase shares of the Issuer’s Common Stock. Following the Merger, pursuant to the terms of the Merger Agreement and the exchange provisions contemplated thereby, the Option currently covers a total of 421,653 shares of Issuer Common Stock at a per share exercise price equal to $0.86. Subject to the Reporting Person continuing to be a Service Provider (as defined in the Forte 2018 Equity Incentive Plan) through each applicable vesting date, 210,826 of the shares subject to the Option shall vest upon the start of a Phase 2b/3 trial for the Issuer’s lead product candidate and 210,827 of the shares subject to the Option shall vest upon completion of a Phase 2b/3 trial for the Issuer’s lead product candidate.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

Exhibit 99.1	Form of Lock-Up Agreement, dated February 19, 2020, incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on February 20, 2020

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2020
Dated

/s/ Paul A. Wagner, Ph.D.
Signature

Paul A. Wagner, Ph.D.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).